Exhibit 99.1

Suite 1128- 789 W. Pender St. Vancouver, British Columbia, V6C 1H2	Phone: 604-247 -2639 Fax: 604-566- 9233 TSX-V: NPH OTCQB: NUVPF

NEWS RELEASE

VANC Pharmaceuticals Provides a Corporate update

December 30, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (OTC) markets, is pleased to announce that it’s CEO Arun Nayyar is joining the Board as Director with immediate effect.  Mr. Aman Parmar has resigned as CFO and Director from the Board. VANC expresses thanks to Mr. Parmar for his services and wishes him the very best for his future.  Mr. Rohit Prakash who had joined in September as Finance Controller would be managing the financial operations.  Mr. Eugene Beukman, Corporate Secretary will take on additional responsibility as CFO.  The Company has granted Four Hundred thousand Stock options at $0.40 per option to employees and Directors as per the regulatory guidelines.

On behalf of

VANC Pharmaceuticals Inc.

Eugene Beukman

Corporate Secretary

ebeukman@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.